EXHIBIT 8.1

List of Subsidiaries

Name	Jurisdiction of Incorporation	Ownership Interest

Compañía Minera Mexicana de Avino, S.A. de C.V.	Mexico	99.66%

Promotora Avino S.A. De C.V.	Mexico	79.09%

Oniva Silver and Gold Mines S.A. de C.V.	Mexico	100%